UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number: 000-55324

Till Capital Ltd.
(Translation of registrant’s name into English)

Bermuda
(Jurisdiction of incorporation or organization)

Continental Building 25 Church Street Hamilton, HM12, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [X] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

EXPLANATORY NOTE

The Company is also furnishing this Form 6-K/A in order to refile and replace the financial statements attached to Exhibit 99.1 (the “Financial Statements”) to the Form 6-K of the Company furnished to the Securities and Exchange Commission on May 29, 2015 (the “Original Form 6-K”) to make a revision to correct a typographical error in Note 7 of the Company’s Financial Statements for the three-month period ended March 31, 2015. Specifically, the balance of reinsurance contract liabilities at the end of three months ended March 31, 2015 has been corrected to $8,320,474 from $447,108. The changes have no impact on the previously disclosed balance sheets, statements of comprehensive loss, shareholders’ equity or the cash and cash equivalents at the period end.

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K/A

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Till Capital Ltd.

Date: July 24, 2015	By:	/s/ WILLIAM M. SHERIFF
	Name:	William M. Sheriff
	Title:	Chief Executive Officer and Chairman

EXHIBIT INDEX

Exhibit No.	Description

99.1	Consolidated Financial Statements for the period ended March 31, 2015

99.2*	Management’s Discussion and Analysis

99.3	Form 52-109FV2 – Certification of Interim Filings Venture Issuer Basic Certificate – Chief Executive Officer

99.4	Form 52-109FV2 – Certification of Interim Filings Venture Issuer Basic Certificate – Chief Financial Officer

* Previously filed